Exhibit 99.3

Intercure Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As Of March 31, 2022

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

Section 4.3(3)(a) of National Instrument 51-102, Continuous Disclosure Obligations, provides that if an auditor has not performed a review of the consolidated interim financial statements, the interim consolidated financial statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s external auditors, KPMG Somekh Chaikin, have not performed a review of these consolidated interim financial statements of Intercure Ltd. (the Company).

Intercure Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As Of March 31, 2022

(Unaudited)

INDEX

Page

Condensed Consolidated Interim Statements of Financial Position	4

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income	5-6

Condensed Consolidated Interim Statements of Changes in Equity	7-8

Condensed Consolidated Interim Statements of Cash Flows	9-10

Notes to Condensed Consolidated Interim Financial Statements	11-18

Intercure Ltd.

Condensed Consolidated Interim Statements of Financial Position

		March 31	December 31
		2022	2021
		(Unaudited)	(Audited)
	Note	NIS in thousands
Current assets
Cash and cash equivalents		209,851	196,217
Restricted cash		21,209	21,083
Trade receivables		20,158	17,407
Other receivables		29,325	33,244
Inventory	5	84,419	62,313
Biological assets	6	8,929	5,566
Financial assets measured at fair value through profit or loss	7	280	330

		374,171	336,160

Non-current assets
Property, plant and equipment and right-of-use asset		88,978	86,509
Goodwill		274,288	*268,291
Deferred tax assets		3,734	3,020
Financial assets measured at fair value through profit or loss	7	2,565	2,565

		369,565	360,385

Total assets		743,736	696,545

* Immaterial adjustment of comparative data, see Note 2 (2)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

Intercure Ltd.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	March 31	December 31
	2022	2021
	(Unaudited)	(Audited)
	NIS in thousands
Current liabilities
Short term loan and current maturities	89,674	70,559
Trade payables	83,338	64,474
Other payables	33,021	41,050
Contingent consideration	15,720	15,780
Short term loan from non- controlling interest	1,776	1,722

	223,529	193,585

Non-current liabilities
Long term loan	14,476	11,877
Liabilities in respect of employee benefits	475	224
Loan from related party	32	76
Lease liability	20,711	21,371

	35,694	33,548

Total liabilities	259,223	227,133

Equity

Share capital, premium and other reserves	623,969	623,567
Capital reserve for transactions with controlling shareholder	2,388	2,388
Receipts on account of shares	8,541	8,541
Accumulated losses	(173,094)	(186,468)

Equity attributable to owners of the Company	461,804	448,028

Non-controlling interests	22,709	*21,384

Total equity	484,513	469,412

Total equity and liabilities	743,736	696,545

* Immaterial adjustment of comparative data, see Note 2 (2)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

Intercure Ltd.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Three months ended March 31,
	2022	2021
	NIS in thousands (excluding data regarding loss per share)

Revenue	87,229	33,051
Cost of revenue before fair value adjustments	51,372	17,624

Gross income before impact of changes in fair value	35,857	15,427

Unrealized changes to fair value adjustments of biological assets	4,855	693
Profit from fair value changes realized in the current year	(1,328)	(1,358)

Gross Profit	39,384	14,762

Research and development expenses	162	361
General and administrative expenses	9,159	5,280
Selling and marketing expenses	9,830	3,569
Other expenses, net	195	-
Changes in the fair value of financial assets through profit or loss, net	50	(164)

Operating Profit	19,988	5,716

Financing expenses, net	581	90

Profit before taxes on income	19,407	5,626

Taxes	4,708	1,771
Total comprehensive Profit	14,699	3,855

Profit attributable to:
Owners of the Company	13,374	3,213
Non-controlling interests	1,325	642
Total	14,699	3,855

Profit per share
Basic Profit **	0.38	0.03
Diluted Profit **	0.36	0.02

* Immaterial adjustment of comparative data, see Note 2 (2)

** On April 8, 2021, the Company effectuated a capital consolidation.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

6

Intercure Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2022	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

Profit for the period	-	-	-	13,374	13,374	1,325	14,699
Issuance of shares, net	(449)	-	-	-	(449)	-	(449)
Share-based payment	851	-	-	-	851	-	851

As of March 31, 2022	623,969	2,388	8,541	(173,094)	461,804	22,709	484,513

As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,602	292,109

Profit for the period	-	-	-	3,213	3,213	642	3,855
Exercise of share options	1,556	-	-	-	1,556	-	1,556
Share-based payment	2,004	-	-	-	2,004	-	2,004

As of March 31, 2021	455,819	2,388	11,017	(188,545)	281,279	18,244	299,524

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

7

Intercure Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumelated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

Profit for the year	-	-	-	4,690	4,690	2,603	7,293
Exercise of share options	10,974	-	(2,476)	-	8,498	-	8,498
Issuance of shares for the acquisitions	136,506	-	-	-	136,506	-	136,506
Issuance of shares, net	17,376	-	-	-	17,376	1,178	18,554
Share-based payment	6,452	-	-	-	6,452		6,452

As of December 31, 2021	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

8

Intercure Ltd.

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended March 31
	2022	2021
	NIS in thousands
Cash flows from operating activities

Profit for the period	14,699	3,855
Interest paid	(963)	142
Tax paid	(849)	-
Adjustments required to present cash flows from operating activities (A)	(10,782)	3,708

Net cash provided by operating activities	2,105	7,705

Cash flows from investing activities

Purchase of property, plant and equipment	(6,891)	(2,747)
Acquisition of subsidiary, net of cash	1,311	(2,580)
Grant of loan	-	(491)
Payments of contingent consideration	(4,155)

Net cash used in investing activities	(9,735)	(5,818)

Cash flows from financing activities

Proceeds from exercise of options	-	1,556
Lease payments	(619)	(170)
Receipt of loans from banks	22,022	(8)
Repayment of loans from banks	(2,633)	-
Grant of loan to related party and controlling shareholder	-	(434)
(Repayment) of loan from related party and controlling shareholder	(41)	(41)

Net cash provided by financing activities	18,729	901

Increase (Decrease) in cash and cash equivalents	11,099	2,788
Exchange differences in respect of balances of cash and cash equivalents	1,657	37
Balance of cash and cash equivalents at beginning of period	196,217	37,888

Balance of cash and cash equivalents at end of period	208,973	40,715

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

9

Intercure Ltd.

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended March 31
	2022	2021
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the consolidated statement of comprehensive income:

Depreciation	2,354	1,248
Share -based payment	851	2,004
Changes in the fair value of financial assets through profit or loss, net	50	(164)
Finance expenses, net	581	90
Change in liabilities in respect of employee benefits, net	251	-
Income tax	4,708	1,771

	8,795	4,951

Changes in assets and liabilities items:

Increase in trade receivables	(2,160)	(3,418)
Decrease (increase) in other receivables	4,513	(1,493)
Decrease (increase) in inventory	(20,795)	2,632
Increase in biological assets	(3,363)	(1,015)
Increase (decrease) in trade payables	18,672	1,363
Increase (decrease) in other payables	(16,444)	688

	(19,577)	(1,243)

	(10,782)	,4708

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange, Toronto Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector mainly through its holdings of the entire issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), the entire issued and paid-up capital of Pharmazone Ltd. (hereinafter: “Pharmazone”) and through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd, The Company also has additional holdings in the biomed sector.

Canndoc:

In 2018, the Company decided to expand its activity to the medical cannabis sector, and therefore engaged in an investment agreement with Canndoc Ltd. (hereinafter: “Canndoc”). In 2019, the Company completed the acquisition of the entire holding of Canndoc, such that, after the transaction was closed, the Company holds 100% of Canndoc’s issued and paid-in capital.

Canndoc has partnered with Kibbutz Beit HaEmek and Kibbutz Nir-Oz (the “Kibbutzim”) for the purpose of breeding, cultivating and harvesting of pharmaceutical-grade cannabis. The activities of these collaborative arrangements with the Kibbutzim are not conducted through separate legal entities and therefore the Company recognizes its share in the assets, liabilities and results of operations of each activity according to the Company’s rights and obligations according to the contractual agreements with the Kibbutzim.

The Company, through Canndoc, is engaged in research, marketing, cultivation, production and distribution of medical cannabis products in Israel and around the world.

Cannolam:

On May 14, 2020, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 50.1% stake in the shares of Cannolam Ltd., an Israeli private company, which holds, independently and/or through its owned subsidiaries, the exclusive rights to the production, importing, distribution and use of leading international cannabis and lifestyle trademarks in the territory of the state of Israel. Inter alia, Cannolam Ltd. Has exclusive rights in respect of the brands Cookies, Mr. Nice and Oxon Pharma.

Pharmazone:

On May 18, 2021, the Company’s board of directors approved the engagement in a series of agreements for the acquisition of a 100% stake in the shares of Pharmazone, a private Israeli company, which operates a pharmaceutical and medical cannabis trading house.

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 1 - General (Cont.)

Other Holdings:

During 2021, the Company engaged in a series of agreements for the acquisition or opening of 19 pharmacies, two trading house and one cannabis patient counseling center.

During 2022, the Company engaged in 2 agreements for the acquisition of pharmacies.

Investments in the biomed sector:

The Company invested in three companies in the biomed sector: Regenera Pharma Ltd. (hereinafter: “Regenera”), NovellusDX Ltd. (hereinafter: “Novellus”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 7.

B.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Companies which are not under the Company’s control, and which are presented according to the equity method.
Interested parties	-	Within their meaning in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

Note 2 - Significant Accounting Policies

1.	Preparation basis of the financial statements

The Group’s condensed consolidated financial statements (hereinafter: the “Interim Financial Statements”) were prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (hereinafter: “IAS 34”).

These financial statements have been prepared in a condensed format as of March 31, 2022, and for the three months then ended (“condensed consolidated interim financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2021, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

2.	Immaterial adjustment of comparative data

Subsequent to release of the Company’s annual consolidated financial statements and prior to the release date of these interim condensed consolidated financial , an error was discovered in the accounting treatment of Non-controlling interests.

The Company examined the materiality of the error that was discovered in its financial statements with respect to the relevant reporting periods, and after examining the quantitative and qualitative parameters it reached the conclusion that the aforesaid error has no effect on how the users of the consolidated financial statements make economic decisions and/or analyze the aforesaid financial statements. Therefore, the error is not a material error that requires issuing revised consolidated financial statements of the Group.

Presented hereunder are the effects of the correction, which was included in the comparative data in these interim financial statements by marking the corrected items with “immaterial adjustment”.

(1) Effect of the correction on the statement of financial position

	December 31, 2021
			As presented in
	As presented	Effect of	these financial
	in the past	correction	statements
	NIS thousands	NIS thousands	NIS thousands
Goodwill	258,070	10,221	268,291
Non-controlling interests	11,163	10,221	21,384

Note 3 - Transactions and Events During the Reporting Period

A.	Acquisitions:

On January 19, 2022, the Company engaged in an agreement to purchase 51% of “Orni” pharmacy located in Tel Aviv.

On February 5, 2022, the Company engaged in an agreement to purchase 100% of “Maayan Haim” pharmacy located in Ashdod.

Both acquisitions were for immaterial consideration which was recorded as provisional.

B.	on February 16, 2022, the Company engaged in an agreement with Cann Pharmaceutical Ltd. (“Better”), a Israeli medical cannabis multi-national operator known as “Better” to acquire 100% of Better’s shares, which includes “Better’s” unique strains, cultivation site, intellectual property, and commercial operations in Israel as well it’s international activities. Purchase price of USD 35 million: paid with InterCure shares at the valuation of USD 10 per share. The acquisition closing is subject to customary closing conditions as well as specific approvals of the Israel

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 3 - Transactions and Events During the Reporting Period (Cont.)

Medical Cannabis Agency (IMCA), the Toronto Stock Exchange (TSX), as well as the approval of the court in Israel.

C.	On March 1, 2022, signed a definitive agreement (the “Agreement”) with Altman Health LP (“Altman Health”), the market leader of OTC and nutritional supplements in over 1,700 points of sale, including all major pharmacies across Israel. The newly formed company will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement On February 28, 2022, that CBD will be removed from the Dangerous Drugs Act.

Note 4 - Cultivating Facilities

1.	Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek. As of the publication date of the report, the suspensory conditions for the fulfillment of the agreement have not yet been met.

In Kibbutz Beit HaEmek, as of March 31, 2022 the Company had approximately NIS 10 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 2 million, with immaterial amount of liabilities that are directly attributed to the activity. During the reporting period the activity generated revenue of approximately NIS 1 million and generated a net loss of approximately NIS 1 million (30% of these results is attributable to Kibbutz Beit HaEmek).

2.	On April 23, 2019, Canndoc signed a binding agreement with an Israeli corporation which holds agricultural areas in Kibbutz Nir Oz, in the Western Negev, for the construction of a production complex with maximum production potential of up to 88 tons of medical cannabis per year, which will operate in addition to the northern facility (hereinafter: the “Southern Site”). During 2020, the Company completed the investment in the construction of facilities for the purpose of growing and production of inventory.

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 4 - Cultivating Facilities (Cont.)

On May 26, 2020, Canndoc announced the receipt of a license from the medical cannabis unit at the ministry of health (the “medical cannabis unit”), for the engagement in and holding of a dangerous drug, in accordance with sections 6 and 7 of the dangerous drugs ordinance (new version), 5733-1973, for the propagation and growing of cannabis plants, and the processing of inflorescence and plants under imc-gap quality conditions, in Canndoc’s growing facility in southern Israel (hereinafter: the “southern site”), in a commercial scope of approximately 24,500 plants in parallel, as set forth in the growing license (hereinafter: the “growing license”). In accordance with the standard practice, the license is conditional on completing the construction of a post-harvest processing facility, and receipt of full imc-gap certification.

On December 24, 2020, Canndoc announced that it had received a permanent license from the medical cannabis unit. During the reporting year of the financial statements, Canndoc has begun commercial growing in the southern facility.

In Kibbutz Nir-Oz, as of March 31, 2022 the Company had approximately NIS 50 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 23 million, with immaterial amount of liabilities that are directly attributed to the activity.

During the reporting period the activity generated revenue of approximately NIS 4 million and generated a net income of approximately NIS 1 million (26% of these results is attributable to Kibbutz Nir-Oz).

Note 5 - Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	March 31,	December 31,
	2022	2021
	NIS in thousands
Finished goods	49,138	39,256
Goods in process and dried inflorescence	35,281	23,057
Total inventory	84,419	62,313

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 6 - Biological Assets:

The Company measured biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	March 31,	December 31,
	2022	2021
	NIS in thousands
Balance as of January 1	5,566	3,153
Costs of growing medical cannabis plants	7,559	24,556
Change in fair value less selling costs	4,855	6,574
Transfer to inventory	(9,050)	(28,717)
Balance as of December 31	8,929	5,566

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumptions used:

	March 31	December 31
	2022	2021
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	2.1	1.6
Estimated net selling price (NIS per gram) (2)	17.4	17.4
Estimated growing cycle length (in weeks) (4)	13	13
Estimated growing cycle completion rate (in percent) (5)	36%	29%
Proportion of plants which do not reach the harvesting stage	8%	8%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	The Company’s estimate regarding the future ratio of sales
(4)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(5)	By planting date vs. growing cycle length

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	March 31	December 31
	2022	2021
	NIS in thousands
Change of average selling price	1,080	673
Change of proportion of oil products	60	50
Change of proportion of plants which do not reach harvest	(71)	(445)

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 7 - Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

A.	As of March 31, 2022 and as of December 31, 2021, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.70% of XTL’s issued and paid-up capital.

The fair value of these shares as of the end of the reporting period was estimated based on the quoted share price (level 1) as XTL is a publicly traded company listed in the Tel-Aviv stock exchange.

The fair value and changes in securities which were classified “Financial assets measured at fair value through profit or loss” during the reporting periods was as follows:

	March	December
	2022	2021
	NIS in thousands
Balance for the beginning of the period	330	376
Changes in fair value carried to the statement of income	(50)	(46)
Balance for the end of the period	280	330

B.	The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	March 31	December
	2022	2021
	NIS in thousands
Fair value of the investment in Regenera	-	-
Fair value of the investment in Novellus	1,600	1,600
Fair value of the investment in Cavnox	965	965
	2,565	2,565

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 8 - Operating segment data:

Reconciliation of operating segment data include cancellation of assets of the cannabis segment, addition of the investment in accordance with the equity method, and addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Period ended March 31, 2022
External revenue	87,229	-	-	87,229
Segment profit (loss)	22,471	(50)	-	22,421

General and administrative expenses not attributable to segments				(2,238)
Other expenses, net				(195)
Operating loss				19,988

Segment assets	604,180	2,845	136,711	743,736
Segment liabilities	173,225	-	85,998	259,223

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2021
External revenue	219,677	-	-	219,677
Segment profit (loss)	44,646	(1,868)	-	42,778

General and administrative expenses not attributable to segments				(11,620)
Other expenses, net				(2,971)
Operating Profit				28,187

Segment assets (1)	551,435	2,895	131,994	686,324
Segment liabilities	132,562	-	94,571	227,133

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total

Period ended March 31, 2021
External revenue	33,051	-	-	33,051
Segment profit (loss)	8,152	164	-	8,316

General and administrative expenses not attributable to segments				(2,600)
Other expenses, net				-
Operating loss				5,716

Segment assets	105,321	3,681	234,475	342,477
Segment liabilities	40,620	-	3,336	43,956

Note 9 - Subsequent events:

a. On April 6, 2022, the Company met the conditional terms to closing the agreement to purchase 100% of “Neve Ofer” pharmacy located in Tel Aviv.

b. On May 15, 2021, the board of directors approved to issue 1,096,937 unlisted options for company employees and officers, exercisable into up to 1,096,937 ordinary Company shares with no par value (hereinafter: the “Options”), the options will be vested in 4 years. The options shall not be exercisable until the share option plan compliant with the TSX guidelines is approved by the shareholders.

- - - - - - - - - - - -

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